Exhibit 99.1

Media Release

Group Corporate Relations	Telephone: (02) 9378 2663
GPO Box 2719	Telephone: (02) 9378 2662
Sydney NSW 2001	Facsimile: (02) 9378 2395
Australia	www.commbank.com.au

COMMONWEALTH BANK LAUNCHES $450-550 MILLION OFF-MARKET BUY-BACK TENDER

SYDNEY, 11 February 2004: The Commonwealth Bank of Australia today announced that it will invite shareholders to participate in an off-market buy-back of the Bank’s ordinary shares. The buy-back will be implemented using a tender process, under which eligible shareholders will be able to tender any number of their shares to the Bank at specified prices in the tender range, which is $26.00 to $31.25, or as a Final Price Tender1.

The actual buy-back price will be the price in the tender range that enables the Bank to repurchase the targeted amount of capital. Only   shares tendered at or below the buy-back price will be bought back. As shares tendered at the buy-back price may be subject to scale back, provisions have been adopted to ensure smaller shareholders are not disadvantaged. All successful tenderers will receive the same buy-back price, even if they tendered their shares below the buy-back price.

The Bank’s Chief Executive Officer, David Murray, said the buy-back was the result of the Bank’s continued focus on active capital management.

“The Bank’s strong financial performance and risk profile provide an appropriate background for undertaking this buy-back. The buy-back will enable the Bank to maintain an efficient capital structure while optimising shareholder returns,” he said.

The Bank is targeting to buy back between $450 million and $550 million worth of shares through the buy-back tender. The amount of capital the Bank determines to buy back will depend on various factors including the tenders lodged by shareholders and market conditions around the time the buy-back is completed.

“We want to ensure our smaller shareholders have the best opportunity to participate in this buy-back. Accordingly, any shareholder who tenders all their shares at or below the buy-back price or as a Final Price Tender and who would be left with 200 or less shares as a result of any scale back will have all their shares bought back,” Mr Murray said. He added, “if the buy-back price is $26.00, the lowest price in the tender range, the Bank anticipates being able to buy back the first 200 shares of each successful tendering shareholder before any scale back is applied.”

Participation in the buy-back is completely optional. Shareholders who wish to retain their shares do not need to take any action. The implications of participating in the buy-back will depend on individual circumstances, and therefore shareholders should obtain their own professional advice (particularly on tax matters) before tendering their shares.

All shareholders with a registered holding on 20 February 2004 will be entitled to receive the 79 cent per share interim dividend, even if they sell their shares in the buy-back. Shareholders who wish to sell all their shares may consider withdrawing from the Bank’s dividend reinvestment

1	A ‘Final Price Tender’ means the shareholder is willing to sell their shares at the buy-back price, whatever it is determined to be under the tender process.

Media Release

Group Corporate Relations	Telephone: (02) 9378 2663
GPO Box 2719	Telephone: (02) 9378 2662
Sydney NSW 2001	Facsimile: (02) 9378 2395
Australia	www.commbank.com.au

plan by 20 February 2004 to avoid the possibility of being left with a small parcel of shares after the buy-back.

The buy-back price will have two components – a cash capital component of $11.00 and a fully franked dividend component equal to the difference between the buy-back price and $11.00. Following the release of the Australian Tax Office’s draft Taxation Determination on off-market share buy-backs (TD 2004/D1), the Bank has received confirmation that the “market value” of the shares bought back for tax purposes is $29.16 adjusted for the movement in the S&P/ASX200 Index from the close of trading on 10 February 2004 to the close of trading on 26 March 2004 (“Tax Value”). If the buy-back price is less than this Tax Value, the difference will be added to the $11.00 capital component for the purposes of calculating the gain or loss arising on disposal of the shares for tax purposes. The Bank does not intend to buy back any shares at a price that exceeds the Tax Value.

For shareholders continuing to hold shares, the buy-back is expected to increase earnings per share and return on equity through the overall reduction in capital.

The timetable for the buy-back is outlined below. The full terms and conditions of the buy-back will be contained in a Buy-Back Tender Booklet, which will be sent to eligible shareholders by 5 March 2004.

Event	Date

Cut-off date for franking entitlement under 45 day rule(1)	12 February 2004

Ex Date for determination of entitlements to the buy-back and interim dividend	16 February 2004

Record Date for determination of entitlements to the Buy-Back and interim dividend	20 February 2004

Tender Period opens	8 March 2004

Tender Period closes (7.00pm Sydney time)	26 March 2004

Announcement of the buy-back price and any scale back	29 March 2004

Payment date for interim dividend	30 March 2004

Proceeds sent to participating shareholders	5 April 2004

(1) From discussions with the ATO, the Bank understands that if you purchase the Bank’s shares on or after 12 February 2004 and before the buy-back closes, you may not receive the franking credits and rebates that you would otherwise receive in relation to the dividend component of the buy-back price (final ATO Class Ruling pending).

Media Release

Group Corporate Relations	Telephone: (02) 9378 2663
GPO Box 2719	Telephone: (02) 9378 2662
Sydney NSW 2001	Facsimile: (02) 9378 2395
Australia	www.commbank.com.au

UBS AG (Australia Branch) is acting as Sole Financial Advisor and Commonwealth Securities Limited as Broker in relation to the buy-back tender.

For inquiries concerning the buy-back, shareholders should call 1800 022 440 or (+612) 8280 7110 if calling from outside Australia.

ENDS

For additional information, please contact:
Bryan Fitzgerald
General Manager, Media
Group Corporate Relations
Telephone (02) 9378 2663